FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 17, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Royal Bank of Scotland Group PLC - Sale of Non-Core Project Finance Assets to BTMU

The Royal Bank of Scotland Group plc

RBS agrees sale of Non-Core Project Finance assets to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Royal Bank of Scotland Group plc (RBS) announces today it has reached final legal agreement for the sale of a Non-Core portfolio of approximately £3.9bn Project Finance assets and associated derivatives to The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU) and other subsidiaries of Mitsubishi UFJ Financial Group (MUFG).

The portfolio is made up of global power, global oil & gas and infrastructure assets in the UK, EMEA, APAC and the Middle East.

This sale marks further progress in the execution of the asset reduction element of RBS' strategic plan announced in February 2009. RBS continues to talk with BTMU about the potential sale of other Non-Core Project Finance assets.

Contacts

Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205
END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 December 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary